

May 23, 2011

<u>Via U.S. Mail and Facsimile 919.431.1431</u>

Terry L. Stevens
Vice President and Chief Financial Officer
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

> **Re:** **Highwoods Properties, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 1-13100**
> **Highwoods Realty Limited Partnership**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 0-21731**

Dear Mr. Stevens:

We have reviewed your response dated April 19, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments. Please apply the comment noted below to the financial statements of both the company and your operating partnership.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Highwoods Properties, Inc.

Notes to Consolidated Financial Statements, page 60

1. Description of Business and Significant Accounting Policies, page 60

Real Estate and Related Assets, page 61

1.   We note that your response to prior comment 9. Please tell us management's basis for using the 15% threshold to assessed probability, including any references to authoritative literature. Within your response, please tell us your historical renewal rates for leases between the 0% and 15% discount range or provide to us a quantification of the changes to your financial statements had you not used the 15% threshold to determine probability.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief